

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2023

Lawrence Martin
Chief Financial Officer
Hallador Energy Company
1183 East Canvasback Drive
Terre Haute, Indiana 47802

   Re: Hallador Energy Company
     Form 10-K for the Fiscal Year ended December 31, 2022
     Filed March 16, 2023
     File No. 001-34743

Dear Lawrence Martin:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation